Exhibit 99.1

Springview Holdings Ltd Announces Significant Further Expansion of Revenue Opportunities; Expansion Follows Subsidiary’s Receipt of Two New Important Government Certifications

Singapore, March 31, 2025 (GLOBE NEWSWIRE) -- Springview Holdings Ltd (Nasdaq: SPHL) (“Springview Holdings”, or the “Company”), a company which designs and constructs residential and commercial buildings in Singapore with an operating history dating back to 2002, today announced what it believes to be a significant further expansion of its revenue opportunities after its indirect wholly owned Singapore operating subsidiary, Springview Enterprises Pte. Ltd. (“Springview Singapore”), received two new important government certifications from the Building and Construction Authority in Singapore (“BCA”), namely the CW01 and CW02 certifications. These certifications will enable Springview Singapore to bid for small-scale public sector projects and the Company therefore expects that these certifications will allow Springview Singapore to significantly expand its addressable market.

Zhuo Wang, CEO of Springview Holdings, commented, “Our team continues to execute as we build on our successful track record in the thriving Singapore real estate market dating back to 2002. As a public company, we are now able to leverage a stronger balance sheet to strategically deploy capital across a greater number of revenue opportunities to unlock value for all shareholders. We are excited about this next phase of accelerated growth and expect to capture an increased number of opportunities now that we have secured the additional government certifications, and upgrade. This directly aligns with our long-term growth plan, as we are positioned to take on increasingly complex projects and solidify our presence in the market.”

Strategic Implications and Growth Opportunities

Receipt of the CW01 and CW02 certifications from the BCA further strengthens Springview Singapore’s growing market position in the construction industry by enabling Springview Singapore to:

●	Leverage Springview Singapore’s inclusion on the BCA’s list of registered contractors to access new revenue opportunities with many private sector developers looking for BCA-registered contractors.

●	Participate in public sector tenders for general building and civil engineering projects, including roads, bridges, utilities and more.

●	Expand its scope of operations while working towards securing higher classifications.

●	Build on Springview Singapore’s existing GB1 certification to compete for larger-scale projects in both the public and private sectors.

The important new certifications reflect Springview Singapore’s commitment to industry leadership and its strategic ambition to enhance its capabilities for high-value construction and infrastructure projects. They follow an upgrade of Springview Singapore’s GB1 certification, which was successfully attained in November 2024, and allowed Springview Singapore to undertake larger and more complex building projects as a main contractor. Specifically, GB1 allows Springview Singapore to undertake projects of any value, as compared to the $6 million maximum value previously adhered to under GB2.

Upgrading from General Builder Class 2 (GB2) to General Builder Class 1 (GB1) under BCA’s regulations has several significant implications for Springview Holdings:

1. Expansion of Project Scope

●	GB2 contractors are restricted to carrying out smaller-scale building works.

●	GB1 contractors can undertake larger and more complex projects as the main contractor.

●	This upgrade allows Springview Singapore to compete for high-value projects and participate in government and private sector tenders that require GB1 certification.

2. Competitive Advantage in the Market

●	Many large-scale developers and government agencies prefer or require GB1 contractors for their projects.

●	Springview Singapore’s credibility and industry reputation will improve, thereby positioning the company as a more attractive choice for large developers and infrastructure projects.

3. Higher Business Growth Potential

●	With GB1 certification, Springview Singapore can bid for projects without the restrictions imposed on GB2 contractors, potentially leading to increased revenue and business opportunities.

●	Springview Singapore can now qualify for public sector projects and large private contracts, allowing it to expand its project portfolio.

4. Compliance with Industry Standards and Regulations

●	BCA imposes stricter regulatory requirements on GB1 contractors, including higher financial and operational criteria.

●	Achieving GB1 certification demonstrates that Springview Singapore meets these higher regulatory and safety standards, ensuring compliance with Singapore’s building laws.

About Springview Holdings Ltd

Springview Holdings Ltd (Nasdaq: SPHL) designs and constructs residential and commercial buildings in Singapore, with an operating history dating back to 2002. Springview’s projects cover four main types of work: new construction, reconstruction, additions and alterations, and other general contracting services. With a skilled team of in-house experts, the Company provides a one-stop solution that fosters strong customer relationships, offering a comprehensive range of services such as design, construction, furniture customization and project management. The Company also offers post-project services, including defect repairs and maintenance, that further enhances its customer engagement and future project opportunities. For more information, please visit the Company’s website: https://ir.springviewggl.com/

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release are “forward-looking statements” as defined under the federal securities laws, including, but not limited to, statements regarding the use of proceeds from the sale of the Company’s shares in the Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Springview Holdings Ltd

Investor Relations Department

Email: ir@springviewggl.com